Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
August 7, 2008	NYSE: SLW

WARRANTHOLDERS OVERWHELMINGLY APPROVE EARLY EXERCISE OF WARRANTS; 20 BUSINESS DAY EARLY EXERCISE PERIOD TO COMMENCE ON AUGUST 8, 2008

VANCOUVER, BRITISH COLUMBIA, August 7, 2008 – Silver Wheaton Corp. (“Silver Wheaton”) (NYSE, TSX: SLW) is pleased to announce that its proposal to warrantholders was approved by an average vote of 95% in favour at a meeting of the holders of the two series of warrants held today.  In addition, disinterested shareholders voting by proxy also approved the proposal with 97% voting in favour.

The proceeds of the warrant exercise (a maximum of approximately Cdn$136 million if all warrants are exercised early) will be available to fund future growth opportunities.

The 20 business day period for the early exercise of Silver Wheaton’s two series of publicly-traded warrants will commence at 9:00 a.m. (Vancouver time) on Friday, August 8, 2008 and will expire at 2:00 p.m. (Vancouver time) on Friday, September 5, 2008.  Any warrants that are not exercised during this early exercise period will remain outstanding and continue to be governed by their current terms.

Registered holders of warrants are encouraged to exercise their warrants in accordance with the procedures set forth below as soon as possible and, in any event, prior to 2:00 p.m. (Vancouver time) on Friday, September 5, 2008 in order to acquire the following fraction of a new warrant of Silver Wheaton in addition to the number of common shares issuable upon exercise of each warrant:

Series of Warrant	Fraction of a New Warrant for each Warrant Exercised during Early Exercise Period

First Warrants	0.0148

Series A Warrants	0.0340

Non-registered holders of warrants, whose warrants are registered in the name of a brokerage firm, bank or trust company or other intermediary through which they purchased the warrants, should contact their intermediaries for instructions on how to exercise their warrants.

Silver Wheaton is a trademark of Silver Wheaton Corp.

Registered holders of warrants may exercise their rights to acquire the above-noted new warrants by surrendering the certificates representing their warrants to CIBC Mellon Trust Company at any time prior to 2:00 p.m. (Vancouver time) on Friday, September 5, 2008, by registered mail at its offices located at 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario  M5L 1G9.  The warrant certificate must be submitted together with (i) a duly completed and executed subscription, in the form attached to the certificate representing the warrants or in the form attached to the notice to warrantholders that is being mailed to registered warrantholders, specifying the number of warrants that the holder intends to exercise; and (ii) a certified cheque, bank draft or money order in Canadian dollars, payable to or to the order of “Silver Wheaton Corp.”, in an amount equal to the exercise price multiplied by the number of warrants that the holder intends to exercise.

GMP Securities L.P. and Genuity Capital Markets are acting as financial advisors to Silver Wheaton with respect to the transaction.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

If you have any questions or require assistance with the early exercise of warrants, please contact:

KINGSDALE SHAREHOLDER SERVICES INC.

North America Toll-Free Phone:  1-866-879-7644

Outside North America Call Collect:  416-867-2272

E-mail:  contactus@kingsdaleshareholder.com

Silver Wheaton has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Silver Wheaton has filed with the SEC for more complete information about Silver Wheaton and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Kingsdale Shareholder Services Inc. will arrange to send you the prospectus if you request it by calling or e-mailing Kingsdale at the contact information above.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the successful completion of the warrant amendment transaction, including regulatory, shareholder and warrantholder approvals and receipt of the estimated proceeds from the exercise of all of the warrants.  Forward-looking statements and forward-looking information contained herein is based on the reasonable assumptions of Silver Wheaton as at the date hereof.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2007 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements and forward-looking information contained herein is provided for the purpose of assisting investors in understanding the proposed warrant amendment transaction and may not be appropriate for other purposes.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com